UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February 2024
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 3100401, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                ☒ Form 20-F            ☐ Form 40-F

    Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s proxy statement to be mailed to the Registrant's shareholders on or about March 5, 2024.

Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s proxy card to be mailed to the Registrant's shareholders on or about March 5, 2024.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By: /s/ Pinchas Confino Adi
Name:	Pinchas Confino Adi
Title:	Corporate Secretary

Dated: February 21, 2024

EXHIBIT INDEX

Exhibit No.	Description
1.	Proxy Statement	February 21, 2024
1.A	Amended Compensation Policy
2.	Proxy Card	February 21, 2024